EXHIBIT 8.1

The following table sets forth a list of our wholly-owned, unless otherwise noted, subsidiaries and affiliates.

Jurisdiction	Name of Subsidiary
Argentina	Pointer Argentina S.A.(1)
Mexico	Pointer Recuperacion de Mexico S.A. de C.V.
Mexico	Pointer Logistica y Monitoreo
Brazil	Pointer do Brasil Comercial Ltda.
USA	Pointer Telocation Inc.
India	Pointer Telocation India
South Africa	Pointer SA (PTY) Ltd. (2)

(1)	We hold 99.64% of the issued and outstanding shares of Pointer Argentina.

(2)	We hold 88% of the issued and outstanding shares of Pointer South Africa.